Exhibit 99.1

Scienjoy Reports Unaudited First Quarter 2021 Financial Results

Revenues up 68.8% Year Over Year

Adjusted Net Income up 121.8% Year Over Year

BEIJING, May 26, 2021 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Operating and Financial Highlights

•	Total net revenues increased by 68.8% to RMB 365.0 million (US$55.7 million) from RMB216.3 million in the same period of 2020, exceeding the high end of the estimated range for total net revenues released by the Company on May 6, 2021.

•	Gross profit increased by 54.7% to RMB80.1 million (US$12.2 million) from RMB51.8 million in the same period of 2020. Gross margin decreased slightly to 22.0% from 24.0% in the same period of 2020.

•	Net income increased by 88.4% to RMB71.0 million (US$10.8 million) from RMB37.7 million in the same period of 2020. Net margin expanded to 19.4% from 17.4% in the same period of 2020.

•	Adjusted net income[1] increased by 121.8% to RMB83.5 million (US$12.7 million) from RMB37.7 million in the same period of 2020, exceeding the high end of estimated range for adjusted net income released by the Company on May 6, 2021. Adjusted net margin improved to 22.9% from 17.4% in the same period of 2020.

•	Total paying users increased by 20.5% to 291,949 from 242,265 in the same period of 2020.

•	Total number of active broadcasters increased by 967.0% to 143,980 from 13,494 in the same period of 2020.

•	As of March 31, 2021, the Company had RMB268.0 million (US$40.9 million) in cash and cash equivalents, which represented an increase of 19.3% from RMB224.8 million as of December 31, 2020.

[1]	“Adjusted net income” is defined as net income excluding change in fair value of contingent consideration and warrant liabilities. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We were delighted to kick off 2021 with robust growth in the first quarter. Revenue and adjusted net income both significantly exceeded our prior estimates for the quarter, driven by the continuous improvement of our paying user count and user paying ratio. By continuing to adopt cutting-edge technologies and implementing innovative features on our platform, we have further upgraded our user acquisition capabilities, refined our monetization systems, and expanded our overseas footprint. Since the start of the year, we have focused on forging more partnerships with best-in-class organizations to expand our business capabilities, cultivate new revenue streams, and enhance our R&D. As a result, we have established a broadcaster training system, laid a solid foundation for our live streaming e-commerce business, become one of the first live streaming platforms in China to offer Non-Fungible Tokens (“NFTs”), and more. We are confident that such efforts alongside our established advantages in live entertainment mobile streaming will provide users and broadcasters with increasing value, helping us to accelerate our expansion efforts both at home and abroad going forward.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “In the first quarter, we once again delivered solid financial results, marked by high growth and improved profitability. Our significant increases in total net revenues and net income continue to showcase our attractive value propositions for users and broadcasters as well as our increasingly proficient monetization capabilities. Looking ahead, we plan to continue innovating, introducing more engaging services, and investing for the long term. We believe that such efforts will allow us to expand our total market share and capitalize on new growth opportunities to generate lasting shareholder value.”

First Quarter 2021 Financial Results

Total net revenues in the first quarter of 2021 increased by 68.8% to RMB365.0 million (US$55.7 million) from RMB216.3 million in the same period of 2020. This increase was driven by the growth in paying users during the outbreak of COVID-19 on the Company’s live streaming platform as well as the Company’s increasing ability to attract and retain paying users and broadcasters. The number of paying users in the first quarter of 2021 was 291,949, increasing by 20.5% from 242,265 in the same period of 2020. The Company’s paying ratio in the first quarter of 2021 improved to 3.44% from 1.99% in the same period of 2020.

Cost of revenues in the first quarter of 2021 increased by 73.2% to RMB284.9 million (US$43.5 million) from RMB164.5 million in the same period of 2020. This increase was primarily attributable to a year-over-year increase of RMB103.9 million, or 74.6%, in the Company’s revenue sharing fees and content costs, which was in line with the growth of the Company’s live streaming operations in the first quarter of 2021.

Gross profit in the first quarter of 2021 increased by 54.7% to RMB80.1 million (US$12.2 million) from RMB51.8 million in the same period of 2020. Gross margin in the first quarter of 2021 decreased slightly to 22.0% from 24.0% in the same period of 2020, which was in line with the increase in revenue sharing fees and content costs to attract more quality broadcasters.

Total operating expenses in the first quarter of 2021 increased by 70.8% to RMB20.0 million (US$3.0 million) from RMB11.7 million in the same period of 2020.

•	Sales and marketing expenses in the first quarter of 2021 decreased by 21.5% to RMB1.1 million (US$169,000) from RMB1.4 million in the same period of 2020. This decrease was mainly due to reduced promotional expenses as the Company retired its practice of promising conversion rates and shifted its marketing strategies to prioritize higher content quality in its promotional activities during the period.

•	General and administrative expenses in the first quarter of 2021 increased by 154.1% to RMB8.8 million (US$1.4 million) from RMB3.5 million in the same period of 2020. This increase was mainly caused by higher employee benefits, increased headcounts, as well as additional consulting and professional fees that the Company incurred as a result of its listing as a public company.

•	Research and development expenses in the first quarter of 2021 increased by 50.3% to RMB9.6 million (US$1.5 million) from RMB6.4 million in the same period of 2020. This increase was due to the increases in R&D headcount and benefits to relevant employees as the Company continued to strengthen its technological capabilities.

Income from operations in the first quarter of 2021 increased by 50.0% to RMB60.2 million (US$9.2 million) from RMB40.1 million in the same period of 2020. As a result, operating margin in the first quarter of 2021 decreased to 16.5% from 18.5% in the same period of 2020.

Change in fair value of contingent consideration in the first quarter of 2021 represented a loss of RMB11.8 million (US$1.8 million). Change in fair value of contingent consideration is derived from the Company’s reverse recapitalization with Wealthbridge Acquisition Limited on May 7, 2020, and acquisition of Beelive on August 10, 2020, which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities in the first quarter of 2021 amounted to RMB0.8 million (US$119,000). The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security in the first quarter of 2021 amounted to RMB26.2 million (US$4.0 million). In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Net income in the first quarter of 2021 increased by 88.4% to RMB71.0 million (US$10.8 million) from RMB37.7 million in the same period of 2020. Net margin in the first quarter of 2021 expanded to 19.4% from 17.4% in the same period of 2020.

Adjusted net income in the first quarter of 2021, which excludes changes in fair value of contingent consideration and change in fair value of warrants liability, increased by 121.8% to RMB83.5 million (US$12.7 million) from RMB37.7 million in the same period of 2020. As a result, adjusted net margin in the first quarter of 2021 further improved to 22.9% from 17.4% in the same period of 2020.

Basic and diluted net income per ordinary share in the first quarter of 2021 were both RMB2.32 (US$0.35). In comparison, basic and diluted net income per ordinary share in the same period of 2020 were RMB1.94 and RMB1.88, respectively.

Adjusted basic and diluted net income per ordinary share in the first quarter of 2021 were both RMB2.73 (US$0.42). In comparison, adjusted basic and diluted net income per ordinary share in the same period of 2020 were RMB1.94 and RMB1.88, respectively.

Business Outlook

The Company expects its total net revenues to be in the range of RMB356 million to RMB374 million in the second quarter of 2021. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly in respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

Recent Developments

On April 19, 2021, the Company announced that it has entered into a strategic partnership with Jiada Hexin (Beijing) Science and Technology Ltd., an online-to-offline (O2O) aesthetic medicine platform. The two companies will launch a live streaming aesthetic medicine platform that uses Scienjoy’s proprietary technologies to bring together customers, live streaming broadcasters, and aesthetic medicine institutions.

On April 26, 2021, the Company announced that it has officially launched NFTs on its live streaming platforms, making it one of the first live streaming platforms in mainland China to adopt this technology.

On May 6, 2021, the Company announced that it has signed a memorandum of understanding (“MOU”) with Beijing Douneng Maihuo Culture Media Co., Ltd. (“Douneng Maihuo”), a prominent multi-channel network (MCN) and health e-commerce provider on Douyin. Both sides have signed the MOU to establish an official partnership and explore cooperation details. This announcement marks a substantial step in Scienjoy’s expanded presence in livestreaming e-commerce.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service matrix that delivers pleasant experiences to users. With approximately 250 million registered users, Scienjoy currently operates four brands of livestreaming platforms, consisting of Showself, Lehai, Haixiu, and BeeLive (including Mifeng [Chinese version] and BeeLive International [international version]). Scienjoy adopts multi-platform operation strategies and is committed to providing high-quality and value-added services for users with innovative thinking. Based on in-depth knowledge and research of the livestreaming industry and user behavior, Scienjoy is devoted to building fully-immersive virtual reality worlds in which the virtual world and reality are integrated within the livestreaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Livestreaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration and warrant liabilities. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on March 31, 2021, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Ray Chen
VP, Investor relations
Scienjoy Holding Corporation
+86-010-64428188
ray.chen@scienjoy.com

Robin Yang
ICR LLC.
+1 (212) 537-9254
scienjoy.ir@icrinc.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	224,768	268,048	40,912
Accounts receivable, net	228,214	182,506	27,856
Prepaid expenses and other current assets	13,753	19,234	2,936
Amounts due from related parties	7	13,007	1,985
Investment in marketable security	-	39,126	5,972
Total current assets	466,742	521,921	79,661

Property and equipment, net	1,356	1,423	217
Intangible assets, net	239,634	238,640	36,424
Goodwill	92,069	92,069	14,052
Long term investments	5,000	13,000	1,984
Long term deposits and other non-current assets	1,382	1,711	261
Deferred tax assets – non-current	5,654	4,854	741
Total non-current assets	345,095	351,697	53,679
TOTAL ASSETS	811,837	873,618	133,340

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	67,089	28,590	4,364
Accrued salary and employee benefits	18,141	21,692	3,311
Accrued expenses and other current liabilities	12,358	5,224	797
Current portion of contingent consideration – earn-out liability	92,183	103,669	15,823
Warrant liabilities	29,558	30,466	4,650
Income tax payable	8,581	11,378	1,737
Loan Payable - related parties	-	12,310	1,879
Amounts due to related parties	-	177	27
Deferred revenue	49,567	53,491	8,164
Total current liabilities	277,477	266,997	40,752

Non-current liabilities
Deferred tax liabilities	59,729	59,483	9,079
Contingent consideration – earn-out liability	15,116	15,813	2,414
Total non-current liabilities	74,845	75,296	11,493
TOTAL LIABILITIES	352,322	342,293	52,245
Commitments and contingencies Shareholders’ equity
Ordinary share, no par value, unlimited shares authorized, 30,606,492 and 27,037,302 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	(96,349)	105,089	16,039
Shares to be issued	200,100	-	-
Statutory reserves	18,352	23,264	3,551
Retained earnings	322,610	388,656	59,320
Accumulated other comprehensive income (loss)	14,802	14,316	2,185
Total shareholders’ equity	459,515	531,325	81,095
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	811,837	873,618	133,340

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For three months ended
	March 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	209,621	354,236	54,067
Live streaming - time based virtual items revenue	5,669	9,098	1,389
Technical services	985	1,697	259
Total revenues	216,275	365,031	55,715

Cost of revenues	(164,470)	(284,892)	(43,483)

Gross profit	51,805	80,139	12,232

Operating expenses
Sales and marketing expenses	(1,407)	(1,104)	(169)
General and administrative expenses	(3,482)	(8,847)	(1,350)
Provision for doubtful accounts	(434)	(448)	(68)
Research and development expenses	(6,364)	(9,563)	(1,460)
Total operating expenses	(11,687)	(19,962)	(3,047)
Income from operations	40,118	60,177	9,185

Change in fair value of contingent consideration	-	(11,778)	(1,798)
Change in fair value of warrants liability	-	(778)	(119)
Change in fair value of investment in marketable security	-	26,168	3,994
Interest income	534	738	113
Interest expense	-	(117)	(18)
Other expenses, net	(997)	-	-
Foreign exchange (loss) gain, net	5	(93)	(14)

Income before income taxes	39,660	74,317	11,343

Income tax expenses	(2,000)	(3,359)	(513)

Net income	37,660	70,958	10,830
Other comprehensive income - foreign currency translation adjustment	-	(486)	(74)
Comprehensive income attributable to the Company’s shareholders	37,660	70,472	10,756

Weighted average number of shares
Basic	19,400,000	30,582,611	30,582,611
Diluted	20,002,000	30,582,611	30,582,611
Earnings per share
Basic	1.94	2.32	0.35
Diluted	1.88	2.32	0.35

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended
	March 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	US$

Net income	37,660	70,958	10,830
Less:
Change in fair value of contingent consideration	-	(11,778)	(1,798)
Change in fair value of warrants liability	-	(778)	(119)
Adjusted net income	37,660	83,514	12,747

Adjusted net income per ordinary share*
Basic	1.94	2.73	0.42
Diluted	1.88	2.73	0.42